UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                         SHURGARD STORAGE CENTERS, INC.
       -------------------------------------------------------------------
                                (Name of Issuer)

                     Class A Common Stock, $0.001 Par Value
       -------------------------------------------------------------------
                         (Title of Class of Securities)

                                    82567D104
       -------------------------------------------------------------------
                                 (CUSIP Number)

       David Goldberg, 701 Western Avenue, Glendale, California 91201-2349
                             818/244-8080, ext. 529
       -------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 11, 2000
       -------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

   NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
  CUSIP No. 82567D104

 1    Name of Reporting Person
      I.R.S. Identification No. of Above Person (Entities Only)
             Public Storage, Inc.
             95-3551121

 2    Check the Appropriate Box if a Member of a Group*
                                         a. [ ]
                                         b. [ ]

 3    SEC Use Only

 4    Source of Funds*


 5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

 6    Citizenship or Place of Organization
             California

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
 WITH
                  7    Sole Voting Power
                         1,443,875

                  8    Shared Voting Power
                         N/A

                  9    Sole Dispositive Power
                         1,443,875

                  10   Shared Dispositive Power
                         N/A

 11   Aggregate Amount Beneficially Owned by Each Reporting Person
          1,443,875

 12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

 13   Percent of Class Represented by Amount in Row (11)
          4.95%

 14   Type of Reporting Person*
          CO

   * SEE INSTRUCTIONS BEFORE FILLING OUT!

        The Statement on Schedule 13D dated February 22, 2000, as amended by Amendment No. 1 dated May 1, 2000 (the "Schedule 13D") filed by Public Storage, Inc. ("PSI"), relating to the Class A Common Stock, $0.001 par value (the "Shares"), of Shurgard Storage Centers, Inc. (the "Issuer"), is amended by this Amendment No. 2 as set forth below. Defined terms that are not defined herein have the meanings assigned to those terms in the Schedule 13D.


Item 5. Interest in Securities of the Issuer
--------------------------------------------

        Item 5 of the Schedule 13D is supplemented as follows:

        (a) As of May 11, 2000, PSI owned 1,516,475 Shares, which constituted approximately 5.2% of the total number of Shares outstanding. As of May 15, 2000, PSI owned 1,443,875 Shares, which constitute approximately 4.95% of the total number of Shares outstanding.

        (b) PSI has the sole power to vote and the sole power to dispose of all of the 1,443,875 Shares owned by it.

        (c) During the period commencing on May 2, 2000 (i.e., after the transactions reported in the Schedule 13D) and ending on May 11, 2000 and subsequent to that date through May 15, 2000, PSI sold the number of Shares in the transactions, on the transaction dates and at the prices per Share (not including commissions) set forth below:

                            No. of               Price                Type of
Transaction Date          Shares Sold          Per Share            Transaction
----------------          -----------          ---------            -----------
5-2-2000                     13,100            $25 1/4              Open Market
5-2-2000                      7,000             25 1/8              Open Market
5-2-2000                      6,500             25                  Open Market
5-2-2000                      6,100             24 3/4              Open Market
5-2-2000                      3,100             24 7/8              Open Market
5-2-2000                      2,700             25 3/8              Open Market
5-2-2000                      1,500             25 1/2              Open Market
5-2-2000                      1,500             25 1/16             Open Market
5-2-2000                      1,200             25 3/16             Open Market
5-2-2000                      1,200             24 15/16            Open Market
5-2-2000                      1,000             24 13/16            Open Market
5-2-2000                        500             25 7/16             Open Market
5-2-2000                        200             25 5/8              Open Market
5-3-2000                     27,000             23 3/4              Open Market
5-3-2000                     18,700             24                  Open Market
5-3-2000                     10,800             23 15/16            Open Market
5-3-2000                      5,000             24 1/4              Open Market
5-3-2000                      5,000             23 7/8              Open Market
5-3-2000                      3,600             24 1/8              Open Market
5-3-2000                      2,600             24 5/16             Open Market
5-3-2000                      1,000             24 1/2              Open Market
5-3-2000                        800             24 11/16            Open Market
5-3-2000                        500             24 1/16             Open Market
5-4-2000                     35,700             23 3/4              Open Market
5-4-2000                      4,200             23 15/16            Open Market
5-4-2000                      3,800             24                  Open Market
5-4-2000                      3,300             24 1/16             Open Market
5-4-2000                      2,800             23 7/8              Open Market
5-4-2000                        200             23 13/16            Open Market
5-5-2000                     24,800             23 7/8              Open Market
5-5-2000                      4,000             23 13/16            Open Market
5-5-2000                      2,000             23 3/4              Open Market
5-8-2000                     13,100             23 1/2              Open Market
5-8-2000                     11,000             23 3/8              Open Market
5-8-2000                      8,000             23 3/4              Open Market
5-8-2000                      4,400             23 1/4              Open Market
5-8-2000                      3,800             22 3/4              Open Market
5-8-2000                      3,500             23 11/16            Open Market
5-8-2000                      2,500             23                  Open Market
5-8-2000                      1,300             23 13/16            Open Market
5-8-2000                      1,300             22 7/8              Open Market
5-8-2000                        700             23 5/8              Open Market
5-8-2000                        400             23 1/16             Open Market
5-10-2000                     5,600             23 3/4              Open Market
5-10-2000                     4,700             23                  Open Market
5-10-2000                     1,500             23 5/16             Open Market
5-10-2000                       600             23 1/2              Open Market
5-10-2000                       500             24                  Open Market
5-10-2000                       100             23 1/4              Open Market
5-11-2000                    24,700             23                  Open Market
5-11-2000                       300             23 1/16             Open Market
5-12-2000                     5,500             23                  Open Market
5-12-2000                     3,000             23 1/4              Open Market
5-12-2000                     1,800             23 1/8              Open Market
5-12-2000                       300             23 1/16             Open Market
5-15-2000                    62,000             23                  Open Market


        (d) Except as disclosed herein, no other person is known to PSI to have the right to receive or the power to direct receipt of distributions from, or the proceeds for the sale of, the Shares beneficially owned by PSI.

        (e) On May 15, 2000, PSI ceased to be the beneficial owner of more than five percent of the Shares. Accordingly, PSI will no longer file amendments to the Schedule 13D.

                                   SIGNATURES

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 15, 2000


                                       PUBLIC STORAGE, INC.


                                       By:  /S/ DAVID GOLDBERG
                                           -----------------------------
                                           David Goldberg
                                           Senior Vice President and
                                           General Counsel